FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2006
Commission File Number: 033-71976
FAIRFAX FINANCIAL HOLDINGS LIMITED
(Translation of registrant’s name into English)
95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice President

Dated: April 28, 2006

Exhibit Index

Exhibit	Description
Ex-99.1	News Release dated April 27, 2006 titled First Quarter Financial Results

Ex-99.2	Fairfax Financial Holdings Limited Interim Report for the three months ended March 31, 2006